333-14044

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

4 September 2002

UNITED BISCUITS FINANCE PLC
(Translation of Registrant's Name into English)

Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE
(Address Of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - _____.

Media information
Immediate release

UB ANNOUNCES 2002 HALF YEAR RESULTS

HAYES, 4 September, 2002 – United Biscuits ('UB'), a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and Western Europe, today announced half year results for 2002.

Highlights:

- UB remains on track to achieve sales growth ahead of 2001, and EBITDA growth in line with 2001.
- EBITDA up 19% to £76.3 million (£64.1 million in 2001), on sales up 2.2% to £644.5 million (£630.7 million in 2001).
- Gross profit margin up 2 pp to 45.3%. EBITDA margin up 1.6 pp to 11.8%.
- Sales of UB's key brands up 5.8% and total branded sales were up 3.1%. Total branded sales accounted for 86% of UB's total sales (85% in 2001).
- Marketing investment increased by 9.8%, with a greater increase planned for H2, 2002.
- Net debt reduced by £60.8 million to £652.3 million.
- Cost reduction programmes remain on track to deliver benefits of £65 million in 2002 (£30 million in 2001).
- Net cash inflow of £26.8 million (£20.3 million in 2001).

Malcolm Ritchie, Chairman and Chief Executive of UB said: 'Product innovation and marketing support are the keys to UB's growth success – and the commitment I made to invest in these areas, when I announced our 2001 full year results, is now reaping rewards.

'The major relaunch of *McVitie's*, with significant marketing support, is just one example of the renewed investment in our brands.

'Add to this the opportunities we are exploiting to stretch our brands across new formats that suit consumers changing lifestyles – with *Hula Hoops Shoks,* and *McV Munchbites* as prime examples - you will understand why I believe UB is strongly positioned to continue to grow overall sales.

'I am encouraged by the improvement in profitability of our businesses in northern and southern Europe. This lays the foundation to improve snacking market shares in these smaller but higher growth markets with reinvigorated new product development and marketing support.'

- ENDS -

Media enquries

Hill and Knowlton Financial	Anthony Payne	Tel:	+44 (0) 20 7973 4489
		Mobile:	+44 (0) 7785 701 231
	John Moriarity	Tel:	+44 (0) 20 7973 4413

Notes to editors

About UB
UB is a leading manufacturer and marketer of biscuits and snacks in the United Kingdom and continental Western Europe. UB manufactures and markets products for the retail grocery, convenience and foodservice markets.

In April 2000, UB was acquired by a consortium of private equity investors (Cinven, PAI, DB Capital Partners) and Nabisco.

UB owns some of Europe's best known biscuit and snack brands including *McVitie's, Penguin, go ahead!, McVitie's Jaffa Cakes, BN, Delacre, Verkade, Sultana, Filipinos, Fontaneda, Hula Hoops, Mini Cheddars, McCoys, Phileas Fogg* and *KP Nuts*.

UB's new management team is focused on a Western European strategy - the company has biscuit market leadership in the UK, the Netherlands and Spain, and strong number two positions in markets such as France, Portugal, Belgium and Ireland.

In 2001, UB achieved sales of £1.3 billion - £924 million in biscuits and £339 million in snacks.

Principle Operations
Biscuits Category: UB's Biscuits Category has operations in seven European countries. This category includes leading national biscuit brands such as *McVitie's* (UK), *BN* (France), *Delacre* (France and Belgium), *Verkade* (the Netherlands) and *Fontaneda (Spain)*.

Snacks Category: This category comprises UB's snack and nuts businesses and includes the following brands: *Hula Hoops, McCoy's, Mini Cheddars, Skips, Phileas Fogg* and *KP Nuts*.

Growth Strategy
1. The core of UB's growth strategy is focus, focus on its key brands and its key markets. UB will grow its revenues and margins by leveraging its unique strengths – its brand muscle, consumer insights, food manufacturing technologies, and its unparalleled access to snacking consumers.

2. UB will grow the market share of its key brands through innovation, increased brand support, and by further adapting its brands to the changing consumer snacks markets. UB's goal is to make its products available to its consumers whenever, and wherever, they want them.

3. UB has also implemented programmes to reduce its costs by £65 million by the end of 2002. These savings are being re-invested in new product development and marketing in order to increase sales of its key brands.

   Since December 2000, annual sales have grown by £36.7 million, or 3.0%, gross margins are up 3.8 pp, EBITDA is up 21.8%, and branded sales now account for 86% of total sales. UB is also on track to make savings of £65 million by end 2002 and deliver double digit EBITDA growth in the full year.

Competitive Strengths
1. UK Snacking Market: UB has strong market positions in sweet and savoury snacks and is benefiting from changing eating patterns which have led to the dramatic growth in the multi–billion pound consumer snack food market.

2. UK Biscuit Market: the UK boasts the world's highest per capita biscuit consumption, and is Europe's largest biscuit market worth in excess of £1.5 billion. UB is the UK market leader and has a 22% branded share of the UK biscuit market.

3. International Potential: UB is the number one or two player in all of its key international markets, including France, Ireland, the Netherlands, Belgium, Portugal and Spain. UB's international markets are predominantly biscuits markets, have a lower per capita consumption of biscuits, and are growing at faster rates than the UK.

The market, industry and product segment data contained in this news release have been taken from industry and other sources available to United Biscuits and in some cases adjusted based on management's industry and other knowledge. All market share information in this news release is based on the retail value of the referenced entity's share of the total retail sales of the referenced market for the period. The Company has not independently verified any third-party market information. Similarly, while the Company believes its internal estimates are reliable, they have not been verified by any independent sources and UB cannot assure you as to their accuracy.

United Biscuits

UNITED BISCUITS FINANCE plc

Quarterly Report

Second Quarter and Half Year 2002

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE United Kingdom

UNITED BISCUITS FINANCE plc
INDEX TO QUARTERLY REPORT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may deemed to be, "forward-looking statements" within the meaning of U.S. securities laws. The terms "anticipates," "expects," "intends," "may," "will" or "should" and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which the company operates.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in the company's annual report on Form 20-F filed with the SEC on April 10, 2002 for a discussion of some of these factors. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc
FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

Turnover from continuing operations in the second quarter of 2002 increased by 6.0% compared to the second quarter of 2001. EBITDA from continuing operations before exceptional items increased by £7.4 million or 22.1% to £40.9 million for the second quarter of 2002 compared to the second quarter of 2001.

For the 28 weeks ended July 13 2002, turnover from continuing operations increased by 2.2% compared to the same period in 2001. Excluding turnover relating to the Tunisian business acquired by the company from Nabisco in April 2001, turnover increased by 2.1%. EBITDA from continuing operations before exceptional items increased by £12.2 million or 19.0% to £76.3 million. Excluding EBITDA relating to the Tunisian business, underlying EBITDA before exceptional items from continuing operations increased by £12.0 million or 18.7%.

	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
	(£ millions)			
Continuing Operations [1]				
Turnover	302.0	284.8	644.5	630.7
Cost of sales	(160.6)	(157.9)	(352.7)	(357.3)
Gross profit	141.4	126.9	291.8	273.4
Distribution, selling & marketing costs	(93.3)	(85.3)	(202.2)	(196.0)
Administrative expenses	(21.9)	(21.7)	(44.4)	(44.0)
Other income	1.7	1.3	2.3	1.3
Group operating profit				
Continuing operations before exceptionals and goodwill amortisation	27.9	21.2	47.5	34.7
Adjusted EBITDA [2]	40.9	33.5	76.3	64.1
Total Operations				
Profit before interest and tax	41.1	4.5	43.0	1.4
Interest	(33.3)	(37.8)	(76.7)	(88.6)
Tax	10.4	(0.6)	6.8	(1.4)
Profit / (loss) on ordinary activities after tax	18.2	(33.9)	(26.9)	(88.6)
Cash inflow before use of liquid resources and financing	41.7	5.0	64.2	20.3

1 Continuing operations include the results of the Tunisian business the company acquired from Nabisco from April 20, 2001, the date of the company's acquisition of the Tunisian business. The company's continuing operations do not include the operations the company is acquiring from Nabisco in the Middle East, the acquisition of which has not been completed.

2 EBITDA is defined as earnings before interest, tax, depreciation and goodwill amortisation. Adjusted EBITDA represents operating profit, excluding share of profit of joint ventures, before exceptional items, goodwill amortisation and depreciation of tangible fixed assets.

UNITED BISCUITS FINANCE plc
FINANCIAL AND OPERATING HIGHLIGHTS

Operating Summary

- **Priority brand growth**

  A key element of the company's strategy is to increase the scale and strength of its priority brands. On a year to date basis, over the same period in 2001, branded sales have increased by 3.1%, priority brand sales have increased by 5.8% and 86% of our sales were of branded products.

  The company remains committed to its programme of marketing and new product innovation. During the second quarter of 2002, the company re-launched the *McVitie's Core* range. In addition, the company successfully executed the following major launches in the second quarter; *McV Munchbites, McV Cookies, go ahead! Cereal Bars* and *Fruit Cookies* in the UK, *Fontaneda Diver* and *Chiquilin Energy* in Southern Europe and *Skips* flavour extensions in UK Snacks. The company also gained the benefit of launches which took place at the end of the first quarter particularly in UK Snacks and Northern Europe. As a result of the support provided to the new product development programme and other marketing activities, marketing expenditure has increased by 9.8% on a year to date basis compared to the same period in 2001. This has been funded by the cost release programmes.

- **Organisation alignment**

  Alignment of the overall business organisation was largely completed during 2001. The company has also completed its review of brand and market portfolio prioritisation, which will further drive organisational alignment with prioritisation of resources based on priority brands and markets.

- **Urgent & substantial cost release**

  To enable the company to achieve its short term financial goals and release additional funds to invest in its key brands, the company has continued to drive forward its cost release programme which resulted in savings of £30 million in 2001.

  The company announced in September 2001 that a full review of its overhead structures that support manufacturing processes was underway. The results of this review are now being implemented across the UK and Northern Europe.

  A key element of our cost release strategy is the substantial improvement in profitability of our international businesses. As part of this strategy, the company completed the closure of the Ede factory in the Netherlands in the first quarter of 2002 and announced the closure of its biscuit factory in Aguilar, Spain, which is expected to occur at the end of 2002.

- **Pending Acquisitions**

  The company continues to progress the completion of the company's pending acquisition of the Middle Eastern interests of Nabisco.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(UNAUDITED)

	Note	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
		(£ millions)		(£ millions)	
Turnover					
Continuing operations	2	302.0	284.8	644.5	630.7
Cost of sales		(160.6)	(157.9)	(352.7)	(357.3)
Gross profit		141.4	126.9	291.8	273.4
Net operating expenses		(126.2)	(121.0)	(274.8)	(270.5)
Group operating profit					
Continuing operations before exceptionals and goodwill amortisation	2	27.9	21.2	47.5	34.7
Operating exceptional items	6	(4.3)	(6.8)	(10.8)	(12.2)
Goodwill amortisation		(8.4)	(8.5)	(19.7)	(19.6)
		15.2	5.9	17.0	2.9
Share of operating profit in joint ventures					
Continuing operations		0.1	0.2	0.2	0.3
Discontinued operations		-	-	-	0.7
		0.1	0.2	0.2	1.0
Operating profit	3	**15.3**	**6.1**	**17.2**	**3.9**
Loss on disposal of businesses		-	(0.3)	-	(1.2)
Gain / (loss) on disposal of fixed assets		0.7	(1.3)	0.7	(1.3)
Exceptional profit on disposal of businesses	7	25.1	-	25.1	-
Profit before interest		**41.1**	**4.5**	**43.0**	**1.4**
Interest	4	(33.3)	(37.8)	(76.7)	(88.6)
Profit/(loss) on ordinary activities before tax		**7.8**	**(33.3)**	**(33.7)**	**(87.2)**
Taxation		(1.9)	(0.6)	(5.5)	(1.4)
Exceptional taxation refund	8	12.3	-	12.3	-
Profit/(loss) on ordinary activities after tax		**18.2**	**(33.9)**	**(26.9)**	**(88.6)**

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)

	Note	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
		(£ millions)		(£ millions)	
Profit / (loss) for the period		18.2	(33.9)	(26.9)	(88.6)
Translation differences on foreign currency net investments		0.1	(0.5)	0.3	0.2
		18.3	(34.4)	(26.6)	(88.4)
Prior year adjustment [1]	1	-	-	(9.1)	(36.3)
Total recognised gains and losses relating to the period		**18.3**	**(34.4)**	**(35.7)**	**(124.7)**

[1] The prior year adjustment is in respect of the 52 week period ended December 29, 2001 and December 30, 2000, respectively. As explained in Note 1 to the Financial Statements, this relates to the adoption of FRS 19.

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	Note	At July 13, 2002	(Audited) At December 29, 2001 (restated) [1]
		(£ millions)	
Fixed assets			
Intangible assets		656.1	675.8
Tangible assets		436.8	442.5
Investments - joint ventures		3.3	3.0
		1,096.2	**1,121.3**
Current assets			
Stocks		90.4	72.9
Debtors		277.0	298.5
Assets held for disposal		-	38.2
Taxation		0.4	0.5
Cash and short-term deposits		24.9	36.8
		392.7	**446.9**
Creditors: amounts falling due within one year			
Trade and other creditors		295.0	316.7
Loans, overdrafts and finance lease obligations	5	9.5	35.5
		304.5	**352.2**
Net current assets		**88.2**	**94.7**
Total assets less current liabilities		**1,184.4**	**1,216.0**
Creditors: amounts falling due after more than one year			
Loans and finance lease obligations	5	645.4	690.3
Amount due to parent company		697.8	657.0
Other creditors		1.3	1.5
Taxation		14.1	13.9
		1,358.6	**1,362.7**
Provisions for liabilities and charges		**57.4**	**58.3**
		(231.6)	**(205.0)**
Capital and reserves			
Called-up share capital		2.0	2.0
Profit and loss account		(233.6)	(207.0)
Shareholders' funds		**(231.6)**	**(205.0)**

[1] The comparative figures for 2001 have been restated to reflect the prior year adjustment resulting from the adoption of FRS19 (see Note 1).

UNITED BISCUITS FINANCE plc
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
	(£ millions)		(£ millions)	
Reconciliation of operating profit to net cash inflow/(outflow) from operating activities				
Operating profit	**15.3**	**6.1**	**17.2**	**3.9**
Exceptional charges to operating profit	4.3	6.8	10.8	12.2
Operating profit before exceptionals	**19.6**	**12.9**	**28.0**	**16.1**
Depreciation and goodwill amortisation	21.4	20.8	48.5	49.0
Increase in stocks	(15.7)	(5.7)	(15.6)	(22.6)
Decrease in debtors	9.4	19.0	28.0	20.7
Increase /(decrease) in creditors	5.7	(28.2)	(30.7)	(59.3)
Expenditure against rationalisation provisions and operating exceptionals	(7.0)	(7.1)	(17.9)	(10.2)
Other	0.1	0.1	0.1	(0.6)
Net cash inflow/(outflow) from operating activities	**33.5**	**11.8**	**40.4**	**(6.9)**
Cash flow statement				
Net cash inflow/(outflow) from operating activities	33.5	11.8	40.4	(6.9)
Net cash outflow from returns on investments and servicing of finance	(21.3)	(17.8)	(32.7)	(36.2)
Taxation received / (paid)	12.0	0.6	12.2	(0.1)
Net cash outflow from capital expenditure and financial investment	(7.3)	(7.7)	(18.7)	(15.3)
Net cash inflow from acquisitions and disposals	24.8	18.1	63.0	78.8
Cash inflow before use of liquid resources and financing	**41.7**	**5.0**	**64.2**	**20.3**
Net cash inflow / (outflow) from management of liquid resources	0.4	-	(0.4)	20.0
Net cash outflow from financing	(69.7)	(0.3)	(69.7)	(65.1)
(Decrease) / increase in cash in the period	(27.6)	4.7	(5.9)	(24.8)
Reconciliation of net cash flow to movement in net borrowings				
Net borrowings at beginning of period	**(667.3)**	**(700.8)**	**(689.0)**	**(725.5)**
(Decrease) / increase in cash for the period	(27.6)	4.7	(5.9)	(24.8)
Repayment of debt	69.7	0.3	69.7	65.1
Management of liquid resources	(0.4)	-	0.4	(20.0)
Costs of raising finance	-	2.4	-	11.9
Foreign exchange translation difference	(4.4)	4.4	(5.2)	4.3
Movement in net borrowings in the period	**37.3**	**11.8**	**59.0**	**36.5**
Net borrowings at end of period	**(630.0)**	**(689.0)**	**(630.0)**	**(689.0)**

UNITED BISCUITS FINANCE plc
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS (UNAUDITED)

	Share Capital	Profit and loss account	Total
		(£ millions)	
At December 31, 2001 (as reported)	2.0	(197.9)	(195.9)
Prior year adjustment – deferred tax (see Note 1)	-	(9.1)	(9.1)
At December 31, 2001 (as restated)	2.0	(207.0)	(205.0)
Retained loss			
for the 16 weeks ended April 20, 2002	-	(45.1)	(45.1)
Exchange differences	-	0.1	0.1
	2.0	(252.0)	(250.0)
Retained profit			
for the 12 weeks ended July 13, 2002	-	18.2	18.2
Exchange differences	-	0.2	0.2
At July 13, 2002	**2.0**	**(233.6)**	**(231.6)**

UNITED BISCUITS FINANCE plc
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies

Basis of accounting and change in accounting policy
The financial statements are prepared on the historical cost basis of accounting and in accordance with applicable United Kingdom accounting standards.

In preparing the financial statements for the current period, the group has adopted FRS 19 "Deferred Tax". The adoption of FRS 19 has resulted in a change in accounting policy for deferred tax and as a result, deferred tax is now recognised in accordance with the accounting policy described below. This change in accounting policy has resulted in a prior year adjustment for the group, reducing shareholder funds at December 30, 2000 by £36.3 million and at December 29, 2001 by £9.1 million. The provision for deferred taxation has been increased by £17.7 million at December 29, 2001 (£45.3 million at December 30, 2000) and the goodwill that arose on the acquisition of United Biscuits (Holdings) Ltd has been increased by £9.4 million. The impact on the current quarter and on the half year to July 13, 2002 has been to increase the provision for deferred taxation by £1.5 million and £4.4 million respectively.

Basis of consolidation
The financial statements of the company consolidate the accounts of the company and their respective subsidiaries, together with the group's share of net assets and results of joint ventures. The results of subsidiaries acquired or sold are consolidated and the group's share of the results of joint ventures are included for the periods from the effective date of acquisition or to the effective date of sale.

The company's continuing operations have been divided into seven segments reflecting the internal operational management structure of the company. The segments comprise UK Biscuits, Northern Europe Biscuits, Southern Europe Biscuits, UK Snacks, General Export, Other and Central.

Turnover
Turnover consists of sales to third parties after trade discounts and excludes sales related taxes.

Revenue recognition
Sales are recognised based on confirmed deliveries to customers.

Research and development
Expenditure on research and development is written off as incurred.

Foreign currency translation
The profit and loss accounts of overseas subsidiaries are translated at weighted average rates of exchange. The balance sheets of overseas subsidiaries are translated at the rates of exchange ruling at the period end. Exchange differences arising on the re-translation of opening net assets are taken directly to reserves. All other translation differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings to the extent that they are used to finance, or provide a hedge against, group equity investments in foreign enterprises, which are taken directly to reserves together with the exchange difference on the net investment in these subsidiaries.

1. **Accounting policies (continued)**

Commodity purchases
Contracts for certain commodities are purchased on the futures market in order to reduce the exposure to changes in the cost of ingredients. When contracts are closed, the realised surpluses and deficits are applied against the cost of the related ingredients in the year of delivery.

Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax, with the following exceptions:

- provision is made for gains which have been rolled over into replacement assets, only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will again be rolled over into further replacement assets;

- provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Exceptional items
Items which are of an exceptional nature by virtue of their size or incidence are included within operating profit unless they represent profits or losses on the sale or termination of a business, costs of fundamental reorganisation or restructuring having a material effect on the nature and focus of the Group, or profits or losses on the disposal of fixed assets. In these cases, separate disclosure is provided in the profit and loss account after operating profit.

Pension funding
Pension costs are charged to the profit and loss account over the average expected service lives of current employees. Actuarial surpluses are amortised, on a level capital basis, over the expected remaining service lives of current employees. Differences between amounts charged to the profit and loss account and payments made to the schemes are treated as prepayments or provisions in the balance sheet.

1. Accounting policies (continued)

Financial instruments

Derivative financial instruments are used by the group to manage foreign currency, commodity and interest rate exposures. Amounts payable or receivable in respect of interest rate swap agreements are recognised as adjustments to the interest charge over the period of the contract. Gains or losses on forward and option contracts for foreign currency and commodities are recognised in the profit and loss account when the hedged transaction occurs. Payments made to secure a hedge, or unrealised profits generated prior to maturity, are included in the balance sheet as prepayments or accruals respectively, pending amortisation to the profit and loss account over the period of usage of the hedged commodity.

Option premiums paid are recognised in the profit and loss account as incurred. Premiums and discounts arising on financial liabilities are amortised over the remaining life of the instrument concerned.

Goodwill

On the acquisition of a subsidiary business, joint venture or associate, fair values are attributed to the net tangible assets acquired and to intangible assets where they can be measured reliably and separately identified at the time of acquisition. Where the fair value of the consideration exceeds the aggregate value of these assets, the difference is treated as goodwill and is capitalised on the consolidated balance sheet. Goodwill, and where appropriate, separately identified intangibles, are amortised in equal instalments over their useful economic lives which, in the absence of indications to the contrary will be assumed to be no more than 20 years. Goodwill is reviewed for impairment at the end of the first full year following the year of acquisition and subsequently if there are indications of impairment.

Tangible fixed assets

Depreciation is calculated to write off the cost of tangible fixed assets over their expected useful lives by equal annual instalments, principally at the following rates:

Land and buildings	- 1.5% unless short leasehold
Short leaseholds	- over the life of the lease
Plant	- 3% to 15% per annum
Vehicles	- 20% to 30% per annum
Fixtures and fittings	- 10% to 33% per annum

Assets under construction are capitalised as part of fixed assets but are not depreciated until such time as construction is complete when they are transferred into the appropriate category of fixed assets and depreciated accordingly.

The carrying values of tangible fixed assets are reviewed where there are indications of impairment.

Government grants

Capital grants received in respect of any fixed assets are credited to deferred income and amortised to the profit and loss account over the economic useful lives of the assets to which they relate.

1. Accounting policies (continued)

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost in the case of raw materials and goods for resale is determined on a first-in, first-out basis. Cost in the case of products manufactured by Group companies comprises direct material and labour costs together with appropriate factory overheads.

Leasing and hire purchase commitments

Assets obtained under finance leases and hire purchase contracts are capitalised and depreciated over their useful lives. The interest element of the rental obligations is charged to the profit and loss account over the period of the primary lease and represents a constant proportion of the balance of capital repayments outstanding. Rentals paid under operating leases are charged to income on a straight line basis over the term of the lease.

Advertising costs

Advertising costs are expensed as incurred.

Software development costs

Costs incurred in developing software for internal use are capitalised when the software reaches the application development stage and are amortised over the expected useful economic life of the software.

Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

2. Segmental analysis

	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001[1]	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001[1]
	(£ millions)		(£ millions)	
Turnover				
Biscuits - UK	120.9	112.3	258.6	253.4
Biscuits - Northern Europe	42.0	41.4	98.5	96.4
Biscuits - Southern Europe	47.2	38.9	88.1	75.4
UK Snacks	72.4	70.0	155.3	158.6
General export	12.2	15.2	28.4	30.4
Other	7.3	7.0	15.6	16.5
	302.0	284.8	644.5	630.7
Group operating profit/(loss) before goodwill and exceptional items				
Biscuits - UK	16.1	15.5	32.0	29.6
Biscuits - Northern Europe	0.6	(2.9)	(0.7)	(7.4)
Biscuits - Southern Europe	4.6	2.8	7.8	4.4
UK Snacks	7.4	7.3	11.9	13.6
General export	2.3	1.2	4.3	2.1
Other	(0.8)	-	(1.8)	(1.3)
Central	(2.3)	(2.7)	(6.0)	(6.3)
	27.9	21.2	47.5	34.7
Goodwill and operating exceptional items				
Biscuits - UK	(0.8)	(0.3)	(1.8)	(1.2)
Biscuits - Northern Europe	(0.9)	(0.1)	(2.6)	(0.4)
Biscuits - Southern Europe	(0.4)	(1.2)	(1.7)	(1.2)
UK Snacks	-	(0.1)	-	(0.1)
General export	-	-	-	(2.6)
Other	(0.2)	-	(0.2)	-
Central	(10.4)	(13.6)	(24.2)	(26.3)
	(12.7)	(15.3)	(30.5)	(31.8)
Group operating profit/(loss)				
Biscuits - UK	15.3	15.2	30.2	28.4
Biscuits - Northern Europe	(0.3)	(3.0)	(3.3)	(7.8)
Biscuits - Southern Europe	4.2	1.6	6.1	3.2
UK Snacks	7.4	7.2	11.9	13.5
General export	2.3	1.2	4.3	(0.5)
Other	(1.0)	-	(2.0)	(1.3)
Central	(12.7)	(16.3)	(30.2)	(32.6)
	15.2	5.9	17.0	2.9

[1] The comparative figures for 2001 have been restated to reflect the change in method of apportioning corporate overhead expenditure.

3. Operating profit

Operating profit is further analysed as follows:

	12 weeks ended July 13, 2002 Continuing operations (£ millions)	12 weeks ended July 14, 2001 Continuing operations (£ millions)
Turnover	302.0	284.8
Cost of sales	(160.6)	(157.9)
Gross profit	141.4	126.9
Distribution, selling and marketing costs	(93.3)	(85.3)
Administrative expenses	(21.9)	(21.7)
Other income[(1)]	1.7	1.3
Group operating profit before goodwill and exceptional items	27.9	21.2
Goodwill amortisation	(8.4)	(8.5)
Operating exceptional items	(4.3)	(6.8)
Group operating profit	15.2	5.9
Share of operating profit in joint ventures	0.1	0.2
Operating profit	15.3	6.1

	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001		
	Continuing operations (£ millions)	Continuing operations	Discontinued operations (£ millions)	Total
Turnover	644.5	630.7	-	630.7
Cost of sales	(352.7)	(357.3)	-	(357.3)
Gross profit	291.8	273.4	-	273.4
Distribution, selling and marketing costs	(202.2)	(196.0)	-	(196.0)
Administrative expenses	(44.4)	(44.0)	-	(44.0)
Other income[(1)]	2.3	1.3	-	1.3
Group operating profit before goodwill and exceptional items	47.5	34.7	-	34.7
Goodwill amortisation	(19.7)	(19.6)	-	(19.6)
Operating exceptional items	(10.8)	(12.2)	-	(12.2)
Group operating profit	17.0	2.9	-	2.9
Share of operating profit in joint ventures	0.2	0.3	0.7	1.0
Operating profit	17.2	3.2	0.7	3.9

[(1)] The figures for 2001 have been adjusted to show other income separated from administrative expenses for comparison with 2002.

4. Interest

	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
	(£ millions)		(£ millions)	
Interest payable				
Senior Credit Facility	7.3	9.8	18.4	21.2
Senior Subordinated Bridge	-	-	-	13.0
Senior Subordinated Notes	5.5	5.3	12.7	5.6
9.0% guaranteed notes 2001	-	0.2	-	2.6
Interest rate swaps	1.4	0.8	3.4	0.9
Bank loans and overdrafts	0.4	0.4	0.9	0.8
Interest payable to related companies	18.2	21.3	40.7	41.4
Amortised finance charges	0.8	0.8	1.9	6.4
	33.6	38.6	78.0	91.9
Interest receivable				
Short-term deposits	0.3	0.7	1.3	2.7
Interest rate swaps	-	0.1	-	0.9
	0.3	0.8	1.3	3.6
Interest payable by joint ventures	-	-	-	0.3
	33.3	**37.8**	**76.7**	**88.6**

5. Borrowings

	At July 13, 2002	At December 29, 2001
	(£ millions)	
Bank loans		
Term Loan A	220.5	267.9
Term Loan B	105.4	109.1
Term Loan C	106.1	109.1
Term Loan D	21.6	36.8
Senior Credit Facility	**453.6**	**522.9**
10.750% Senior Subordinated Notes	120.0	120.0
10.625% Senior Subordinated Notes	102.1	97.4
	675.7	740.3
Debentures, other loans and overdrafts		
6.375% guaranteed bonds 2009	-	0.1
Overdrafts	0.6	8.5
	0.6	8.6
Finance lease obligations	0.9	1.0
Total gross borrowings	**677.2**	**749.9**
Analysis by maturity		
Repayable as follows:		
After more than five years	455.2	502.3
Between four and five years	59.0	64.9
Between three and four years	58.0	57.6
Between two and three years	51.3	50.8
Between one and two years	40.9	35.5
	664.4	711.1
Under one year	12.8	38.8
Total gross borrowings	**677.2**	**749.9**
Less: Issue costs	(22.3)	(24.1)
	654.9	725.8
Less: Included in creditors: amount falling due within one year	(9.5)	(35.5)
	645.4	**690.3**

6. Operating exceptional items

Operating exceptional items principally comprise:

	12 weeks ended July 13, 2002	12 weeks ended July 14, 2001	28 weeks ended July 13, 2002	28 weeks ended July 14, 2001
	(£ millions)		(£ millions)	
Termination settlement for Canadian distributor	-	-	-	(2.6)
Factory closures and reorganisation	(4.3)	(6.8)	(10.8)	(9.6)
	(4.3)	(6.8)	(10.8)	(12.2)

7. Exceptional Profit on disposal of businesses

During the 12 week period ended July 13, 2002, £25.1 million was received in connection with an adjustment to the purchase price of Keebler Company, a business sold by a subsidiary of United Biscuits (Holdings) Ltd to Inflo Holdings Corporation in 1996.

8. Exceptional taxation refund

£12.3 million was received in relation to a claim for refund of withholding tax paid in connection with the reorganisation of the company's US business in 1992. The amount received comprised a £7.2 million refund of withholding tax and £5.1 million of interest attributable thereto.

9. Pension schemes

The group's principal pension schemes are the United Biscuits Pension Plan ("the Plan") and the United Biscuits Supplemental Scheme ("the Scheme"), both of which are established in the United Kingdom. They are of the defined benefit type funded by payments to separate, trustee administered funds.

The Plan and the Scheme are subject to actuarial valuations, performed by independent, qualified actuaries, at least every three years. At the latest valuations in April 2000, the levels of funding as a percentage of accrued benefit liabilities were 112% (1997 – 106%).

The stability of the age profile of membership dictates the most appropriate actuarial method to be used in the valuation. The independent actuaries have advised that the projected unit method is the most appropriate method for valuing the Plan. The attained age method has been retained for the Scheme.

9. Pension schemes (continued)

The principal actuarial assumptions used in April 2000 and the previous April 1997 valuations were:

	2000	1997
Rate of increase in salaries	4.3%	6.0%
Rate of increase in pension payments	2.8%	4.0%

The total market value of these schemes' assets at the valuation date was £986.0 million.

Prepayments include £35.1 million (December 29, 2001 - £32.0 million) in respect of the Group's pension schemes, resulting from the difference between pension costs charged to the profit and loss account and the amount funded.

Acting on the advice of the Group's actuaries, future contributions payable are set at levels that take account of past service surpluses that currently exist in the scheme.

10. Disposal

The disposal of the Group's operations in China was completed on March 25, 2002. The results of the operations in China have not been consolidated subsequent to April 14, 2000.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

General

United Biscuits Finance plc and its subsidiaries (collectively, "United Biscuits" or the "company") is the largest manufacturer and marketer of biscuits in the United Kingdom, Iberia and in the Netherlands and the second largest manufacturer and marketer of biscuits in each of France and Belgium. United Biscuits is also the leading manufacturer and marketer of nuts and the second largest manufacturer and marketer of savoury snacks and crisps in the United Kingdom.

The company's operations are organised around two key categories, biscuits and snacks, and are managed through six business units:

UK Biscuits	Markets and manufactures biscuits and cakes in the UK and markets biscuits and cakes in the Republic of Ireland
Northern Europe	Markets and manufactures biscuits in France, Belgium and the Netherlands
Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia
General Export	Exports branded products to over 100 countries around the world through third party distributors
UK Snacks	Markets and manufactures savoury snacks, nuts and crisps in the UK
Other	Includes the company's Benelux snacks business which manufactures crisps and savoury snacks in the Netherlands and markets them in Belgium, the Netherlands and Luxembourg

The segmental performance analysis included in this discussion is based on these units.

Significant Factors Affecting Results of Operations

The company's consolidated results of operations this quarter and for the half year have been affected by a number of factors, including acquisitions, restructuring programmes and the company's business strategy to shift to a higher margin product mix. In addition, the comparability of the company's results of operations for this period versus certain other periods is affected by seasonality and the length of its accounting periods.

Acquisitions

The acquisition of the Middle Eastern assets of Nabisco remains subject to receipt of regulatory approvals or other third-party consents. Pending the completion of this transaction, the company has taken operating control and economic ownership of Nabisco's assets in the Middle East.

The discussion of the company's second quarter and first half results below, relates principally to its continuing operations. Operations that have been disposed of, are excluded from the results of the company's continuing operations. Operations which have been acquired by the company are included within its continuing operations from the date of their acquisition.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

Restructuring Programmes

In 2001, the company's management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving programme based on implementing operating efficiencies, improving its procurement process, eliminating overhead costs and rationalising manufacturing capacity. During 2002, the company continued to realize the benefits of its cost savings initiatives.

Business Strategy

The company's strategy revolves around delivering profitable branded growth funded by cost release and a key platform of this strategy is ensuring strong growth from our most important brands. During the first quarter of 2002, the company completed its review of brand and market portfolio prioritisation. The company has prioritised its markets and identified brands which have strong current consumer image, financial scale, high margins and growth potential. The company continues to prioritise marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer branded products will continue to be managed to maximise their profit contribution. During the first half of 2002 this strategy has affected the company's results of operations, resulting in sales of the aforementioned prioritised brands growing by 5.8% and all branded sales growing by 3.1% over the same period in 2001.

Seasonality

The company's sales are generally higher towards the end of the year because consumer demand for its products is typically higher during the Christmas and New Year holiday season. The company's working capital position is also affected by the seasonality of its business as it builds up inventories during the third fiscal quarter.

As a result of the seasonality of the company's sales and its fiscal accounting conventions (as discussed below), the results of its operations for any given fiscal quarter will not necessarily be indicative of its results for the full year.

Accounting Periods

Due to the nature of its business and the food industry in general, the company manages its business and financial accounting on a weekly basis. The company's fiscal year consists of 52 calendar weeks and is divided into 13 periods, with each consisting of four calendar weeks. The company's first fiscal quarter consists of four four-week periods or 16 weeks, and its remaining three fiscal quarters each consists of three four-week periods, or 12 weeks. As a result, the company's sales in the first fiscal quarter are generally higher than they are in the other three fiscal quarters.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

Results of Operations

The following discussion relates to the company's continuing operations, which exclude its joint venture operation discontinued in March 2001, and includes the North African business ("UB Tunisia") acquired from Nabisco from April 20, 2001. To assist comparability and show the underlying business performance, the results of UB Tunisia for the first quarter of 2002 have been deducted from the first half of 2002 as their results were not included in the first quarter of 2001.

Turnover

The company derives its sales from selling biscuits and savoury snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and also from its export business. The company also derives revenues from selling biscuits, dry dessert mix, fruit juice, canned meat and tomato products in Iberia and dry dessert mix in North Africa.

	Second Quarter			First Half		
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)		
Turnover continuing operations	302.0	284.8	+6.0%	644.5	630.7	+2.2%
Less: UB Tunisia				(0.6)		
Adjusted Turnover	302.0	284.8	+6.0%	643.9	630.7	+2.1%

Turnover from continuing operations for the second quarter of 2002 increased from £284.8 million in 2001 to £302.0 million in 2002, an increase of £17.2 million or 6.0%. Year to date 2002 turnover increased from £630.7 million to £644.5 million, an increase of £13.8 million or 2.2%. After deducting the increase attributable to UB Tunisia during the first quarter of 2002, turnover increased by £13.2 or 2.1% including foreign exchange translation gains of £2.4 million. The year to date increase in turnover has been driven by a 3.1% increase in branded sales, offset by a 0.9% reduction in retailer brand sales and a 28.6% decrease in contracted sales to Danone. The contract for the supply of the majority of products to Danone is due to end in the fourth quarter of 2002 with a small portion of sales being phased out during 2003. The 3.1% increase in branded sales has been driven primarily by increased branded sales across UK Biscuits, Northern Europe and Southern Europe due to the launch of new products, the relaunch of existing ranges and a significant increase in marketing expenditure to support our priority brands. This was partly offset by a year to date decrease in UK Snacks and Benelux Snacks sales driven by competition especially during the first quarter of 2002. Sales in UK Biscuits were particularly high in the second quarter of 2002 due to the successful re-launch of the *McVitie's Core* range. Additional details regarding the company's performance are provided within the analysis of the company's segmental performance.

Cost of Sales

The company's cost of sales includes the costs of ingredients, packaging materials, direct labour and manufacturing overhead. The major ingredients the company uses are sugar, fats and oils, cocoa, flour, nuts, fruits, dairy products and potatoes. The company's labour costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

Cost of Sales (continued)

	Second Quarter			First Half		
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)		
Cost of sales continuing operations	160.6	157.9	+1.7%	352.7	357.3	-1.3%
Less: UB Tunisia				(0.4)		
Adjusted Cost of Sales	160.6	157.9	+1.7%	352.3	357.3	-1.4%

Cost of sales increased from £157.9 million in the second quarter of 2001 to £160.6 million in the second quarter of 2002, an increase of £2.7 million or 1.7% which compares to a sales increase of 6.0%. This has resulted in an improvement in margin which has been predominantly driven by the company's cost reduction strategy which includes the implementation of manufacturing efficiency projects and the securing of procurement savings through our 'e-Sourcing' initiative which allows suppliers to tender for contracts on line. We are also continuing to implement change in ways of working across our UK and Northern Europe supply chain. This requires significant organisational changes which, in conjunction with other manufacturing efficiency programmes, will continue to deliver cost saving benefits throughout 2002. Year to date 2002 cost of sales decreased from £357.3 million to £352.7 million, a decrease of £4.6 million or 1.3%. After adjusting for the results for UB Tunisia for the first quarter 2002, the underlying year to date costs of sales decreased by £5.0m or 1.4% compared to an underlying sales increase of 2.1%. The resultant improvement in margin has been driven by the implementation of the aforementioned cost saving initiatives.

Gross Profit

	Second Quarter			First Half		
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)		
Gross profit continuing operations	141.4	126.9	+11.4%	291.8	273.4	+6.7%
Less: UB Tunisia				(0.2)		
Adjusted Gross Profit	141.4	126.9	+11.4%	291.6	273.4	+6.7%

Gross Profit increased from £126.9 million in the second quarter of 2001 to £141.4 million in the second quarter of 2002, an increase of £14.5 million or 11.4%. This equates to a gross profit margin of 46.8% in the second quarter of 2002 compared to 44.6% in the second quarter of 2001. Similarly, on a year to date basis, gross profit increased from £273.4 million in 2001 to £291.8 million in 2002, an increase of £18.4 million or 6.7%. After deducting the gross profit attributable to UB Tunisia, the gross profit increased by £18.2 million or 6.7%. This equates to a gross profit margin of 45.3% in 2002 compared to 43.3% in 2001. The increase in gross margin is driven by the recovery of cost inflation through price increases, manufacturing efficiencies and product cost reduction initiatives. The gross margin for the second quarter of 2002 is higher than the gross margin for the first half of 2002 as a result of continuing cost reduction benefits and manufacturing efficiency savings providing increasing benefits during the year.

Distribution, Selling & Marketing Costs

The company's distribution expenses represent the cost of warehousing its products and transporting them to its distributors and retail customers. The company's selling expenses represent operating costs associated with its sales force, including employee compensation and commissions. The company's marketing expenses consist of advertising expenses, the cost of promotions and marketing overhead costs. The company's promotional costs include, among other things, discounts the company gives to retailers in connection with product-specific promotions. The company's distribution, selling and marketing expenses also include costs associated with new product development.

	Second Quarter			First Half		
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)		
Distribution, selling and marketing continuing operations	93.3	85.3	+9.4%	202.2	196.0	+3.2%
Less: UB Tunisia				(0.1)		
Adjusted Distribution, selling and marketing costs	93.3	85.3	+9.4%	202.1	196.0	+3.1%

Distribution, selling and marketing costs increased from £85.3 in the second quarter of 2001 to £93.3 million in the second quarter of 2002, an increase of £8.0 million or 9.4%. This increase was predominantly driven by an increase in marketing expenditure which has risen by 18.0% compared to the second quarter of 2001. The substantial year on year increase is due to increased expenditure on new product launches and re-launches across UK Biscuits, Southern Europe, Northern Europe and UK Snacks. The increase in marketing expenditure however, has been offset by savings of 4.0% in distribution and selling costs and marketing overheads. This reflects our strategy of implementing cost reduction initiatives to provide funds to reinvest in priority brand growth. Year to date results demonstrate the same pattern with an increase in distribution, selling and marketing costs from £196.0 million in 2001 to £202.2 million, an increase of £6.2 million or 3.2%. On an underlying basis, excluding the increase attributable to UB Tunisia, costs increased by £6.1 million or 3.1%. Year to date marketing expenditure has increased by 9.8% driven by the concentration of product launches, re-launches and advertising support in the second quarter of 2002. Across the other categories of distribution, selling and marketing, costs have decreased on a year to date basis by 6.9% due to the accumulation of cost reduction initiative savings in the period compared to the same period in 2001.

Administrative Expenses

The company's administrative expenses consist primarily of costs associated with its finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Second Quarter			First Half		
	2002	2001	%	2002	2001	%
	(£ millions)			(£ millions)		
Administrative expenses continuing operations before exceptional items	21.9	21.7	+0.9%	44.4	44.0	+0.9%
Less: UB Tunisia				(0.0)		
Adjusted Administrative expenses	21.9	21.7	+0.9%	44.4	44.0	+0.9%

Administrative expenses (continued)

Excluding exceptional items of £4.3 million in the second quarter of 2002 (which are described below), administrative expenses increased from £21.7 million to £21.9 million, an increase of £0.2 million or 0.9%. For the year to date, administrative expenses have increased from £44.0 million in 2001 to £44.4 million in 2002, an increase of £0.4 million or 0.9%. The small rise in administration costs is a result of overhead cost inflation and cost phasing offset by savings made through cost reduction initiatives. Savings have primarily been driven by the removal of layers of management through organisational re-alignment and the consolidation of the UK Head Offices in 2001.

The majority of administrative costs are directly related to the individual operations of the company's business units and consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs which are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. For the year to date these costs have reduced from £6.3 million in 2001 to £6.0 million in 2002, a reduction of £0.3 million or 4.8%.

Operating Exceptional Items

Operating exceptional items for the second quarter of 2002 totalled £4.3 million and related to £2.5 million in restructuring charges in connection with the implementation of the "ways of working" review across the UK supply chain, £0.4 million in connection with our Southern Europe overhead reduction programme, £0.8 million in connection with our Northern Europe overhead reduction programme, £0.4 million in relation to the closure of UK distribution depots and £0.2 million in connection with other overhead reduction initiatives and manufacturing efficiency programmes.

In the second quarter of 2001, operating exceptional items totalled £6.8 million and related to £4.7 million in restructuring charges relating to the consolidation of the company's UK Southeast head offices, £1.2 million in connection with our Southern European overhead reduction programme, £0.7 million in connection with the closure of two distribution depots and £0.2 million in connection with manufacturing efficiency programmes.

Year to date operating exceptional items in 2002 totalled £10.8 million and related to £4.7 million in restructuring charges related to the implementation of the ways of working review across the UK supply chain, £1.7 million in connection with our Southern Europe overhead reduction programme, £2.4 million relating to our Northern Europe overhead reduction programme, £0.6 million in relation to the closure of UK distribution depots and £1.4 million in connection with other overhead reduction initiatives and manufacturing efficiency programmes.

Operating exceptional items for the 28 weeks ended July 14, 2001 totalled £12.2 million. This expense comprised principally £2.6 million paid to settle a contract termination claim with a Canadian distributor, £6.0 million in restructuring charges relating to the consolidation of the company's UK Southeast head offices, £1.2 million in connection with our Southern European overhead reduction programme, £0.9 million in connection with the closure of two distribution depots and £0.2 million in connection with manufacturing efficiency programmes.

EBITDA

	Second Quarter		First Half	
	2002	2001	2002	2001
	(£ millions)		(£ millions)	
Operating profit before exceptionals	15.3	6.1	17.2	3.9
Less: operating profit in joint ventures	(0.1)	(0.2)	(0.2)	(1.0)
Add: operating exceptional items	4.3	6.8	10.8	12.2
Add: depreciation and goodwill amortisation on continuing operations	21.4	20.8	48.5	49.0
Adjusted EBITDA	40.9	33.5	76.3	64.1

Adjusted EBITDA for the second quarter of 2002 was £40.9 million compared to £33.5 million in the second quarter of 2001, an increase of £7.4 million or 22.1%. Year to date adjusted EBITDA has increased by £12.2 million or 19.0% compared to the same period in 2001. Excluding the increase in EBITDA attributable to UB Tunisia in the first quarter of 2002, which amounted to £0.2 million, underlying EBITDA has grown by 18.7% to £76.1 million.

The strong EBITDA growth achieved in the second quarter of 2002 and on the year to date basis is the result of sales growth, improved margins as more higher margin products are sold and the benefits of the cost reduction and manufacturing efficiency programmes. The company has also generated significant overhead savings through cost reduction initiatives which have enabled the company to increase marketing expenditure on its priority brands.

Proforma EBITDA used for comparison purposes is defined as adjusted EBITDA less annual monitoring fees payable to the shareholders of our parent company plus pre acquisition EBITDA of our Tunisian and Saudi Arabian businesses. As a result of the year to date performance, the company's pro forma EBITDA for the 13 four-week periods ended July 13, 2002 was £176.8 million compared to a pro forma EBITDA of £165.5 million for the 13 four-week periods ended December 29, 2001.

Segmental Performance

UK Biscuits

Turnover increased from £112.3 million in the second quarter of 2001 to £120.9 million in the second quarter of 2002, an increase of £8.6 million or 7.7%. Year to date the turnover has increased by £5.2 million or 2.1%. The increase in sales has primarily been driven by sales of the *Core* range which have increased by 16.8% in the first half of the year due to the re-launch of the *McVitie's* (*McV*) range in June 2002, the launch of *Munchbites* in March 2002 and launch of *McV Cookies* in July 2002. *McVitie's* cake sales have also increased by 15.7% year to date due to the success of new ranges and new product development launches particularly within the second quarter of 2002. Contract manufacturer sales to Danone decreased by 26.5% on a year to date basis. Danone have given notice to terminate the manufacturing contract, entered into at the time a number of our overseas businesses were acquired by Danone as part of the UB acquisition. The termination of the contract will substantially take place in the fourth quarter of 2002 although some product lines will be phased out during 2003. This will reduce turnover by approximately £15 million on an annualised basis.

UK Biscuits (continued)

The year to date sales performance across the *McVitie's* portfolio of brands is in line with the strategy of focusing on growth across our priority brands whilst managing our retailer brands and non strategic brands to maximise profitability. Price increases planned for the first quarter of 2002 were successfully implemented in March across the range of brands.

During the third quarter of 2001, the company announced its intention to close its Hatton manufacturing facility in Scotland. The closure was completed at the end of August 2002. The company also announced a review of ways of working across the UK supply chain. The review and implementation are progressing well in accordance with the original plan.

Operating profit before goodwill and exceptional items rose from £15.5 million in the second quarter of 2001 to £16.1 million in the second quarter of 2002, an increase of 3.9%. For the year to date 2002, operating profit before goodwill and exceptional items rose from £29.6 million to £32.0 million, an increase of 8.1%. The average gross margin of UK biscuit sales for the first half of the year rose from 57.8% in 2001 to 59.1% in 2002. This improvement in margin was driven by our continuing strategy of manufacturing and purchasing cost savings and the impact of an improving mix of brands as we strive towards growth in our branded portfolio. Marketing expenditure has increased by 7% during the first half of 2002 compared to the same period in 2001 and by 25% in the second quarter of 2002 compared to the second quarter of 2001. This is due to increased marketing activity supporting new product development launches and the re launch of the *McVitie's* range.

Northern Europe Biscuits

Turnover increased from £41.4 million in the second quarter of 2001 to £42.0 million in the second quarter of 2002, an increase of 1.4%. In the first half of 2002, turnover rose from £96.4 million in 2001 to £98.5 million in 2002, an increase of 2.2% including currency translation gains of £1.0m. This was driven by the strategy of focusing on priority brands while simultaneously reducing investment in non-strategic brands. Across Northern Europe, branded biscuit sales rose 5.0% compared to the first half of 2001 driven predominantly by *BN* and *Sultana* sales. *BN* sales increased by 5.0% across Northern Europe on a year to date basis due to the successful launches of *BN Mini Max* and *BN Petit Dejeuner*. *Sultana* sales have risen by 32.0% compared to the first half of 2001, driven by the launch of *Sultana Start* and *Sultana Fruit and Cereals*. Our strategy of focussing on higher margin products and driving manufacturing cost savings has resulted in a year to date increase in gross margin from 62.1% in 2001 to 65.5% in 2002. Further cost savings identified within overheads as part of the cost saving initiatives have allowed us to increase our marketing by 10.0% compared to the first half of 2001. As a result of the improved margins and strict cost control, the operating loss before goodwill and exceptional items of £2.9 million in the second quarter of 2001 has been significantly improved to become an operating profit before goodwill and exceptionals of £0.6 million in the second quarter of 2002. For the year to date the pattern is very similar with a reduction in the operating loss before goodwill and exceptional items from £7.4 million in 2001 to £0.7 million in 2002.

Northern Europe Biscuits (continued)

A key element of our strategy is the substantial improvement in profitability of the Northern Europe business. In 2001, we undertook a review of overheads across Northern Europe. As a result of the review, 110 people will have left the business by the end of the year. In addition, we have reviewed our supply chain processes across Northern Europe. As a result, significant organisational changes are being implemented in Northern Europe which will drive improvements in manufacturing efficiency.

As part of our strategy to reduce costs, the closure of the Ede biscuit factory in the Netherlands was completed in January 2002.

Southern Europe Biscuits

Sales increased from £38.9 million in the second quarter of 2001 to £47.2 million in the second quarter of 2002, an increase of 21.3%. For the year to date, turnover increased from £75.4 million in 2001 to £88.1 million in 2002, an increase of 16.8%. Turnover has increased across the portfolio of brands with *Filipinos, Chiquilin* and *Fontaneda Core* benefiting from the support of successful advertising campaigns and the launch of *Chiquilin Energy*. As a result, marketing expenditure has increased by 13.5% year to date. Operating profit before goodwill and exceptional items has increased from £2.8 million in the second quarter of 2001 to £4.6 million in the second quarter of 2002, an increase of £1.8 million. For the year to date, operating profit before goodwill and exceptionals increased by £3.4 million from £4.4 million in 2001 to £7.8 million in 2002. This reflects the overall increase in sales, the stable gross profit margins and the offsetting increase in marketing expenditure.

On April 4, 2002, we announced the closure of the Aguilar facility in Spain. Production will transfer to our other facilities in Spain. Although there has been some local opposition to the proposal, to date there has been no material impact on our business. We are working with unions and the local community to reach a satisfactory conclusion.

General Export

Our strategy for the export segment is to manage the existing portfolio of revenues to improve overall profitability by prioritising investment and reducing activity in non-profitable areas. Sales decreased from £15.2 million in the second quarter of 2001 to £12.2 million in the second quarter of 2002. The reduction in sales was predominantly the result of shipments to the Middle East being delayed as distributors did not build up stocks ahead of the Ramadan seasonal peak as early as in prior years. For the year to date, sales are down £2.0 million at £28.4 million due to the delayed shipments. Operating profit before goodwill and exceptional items has increased by £1.1 million from £1.2 million in the second quarter of 2001 to £2.3 million in the second quarter of 2002. For the year to date, operating profit before goodwill and exceptionals has increased from £2.1 million to £4.3 million. This is mainly attributable to an improvement in product mix which has resulted in an increase in the gross profit margin from 47.0% at the end of the first half of 2001 to 51.3% for the same period in 2002. In addition, cost reduction programmes which have resulted in the closure of a number of regional offices and a reduction in the number of head office staff has led to a continuing improvement in the profitability of the segment. The results are consistent on an underlying basis as the Tunisian operating profit does not have a material impact.

UK Snacks

Turnover in the second quarter of 2002 showed an increase of 3.4% from £70.0 million to £72.4 million. However, for the year to date, sales are down 2.1% at £155.3 million. The second quarter of 2002 saw a 5% year on year improvement in branded sales aided by the launch *of Hula Hoop Shoks* and *Skips Buzz Boltz* and *Skips Tickle Pickle* sub range. *Mini Cheddars* and *McCoys* continue to grow with sales up 11% in both brands in the second quarter of 2002 compared to the same period in 2001, and up 11% and 13% respectively for the year to date . The second quarter results have partially offset the shortfall in the first quarter of 2002. The shortfall was a result of significant marketing expenditure to support new product development during the first quarter of 2001, but in 2002, however, marketing expenditure was targeted for the second and third quarters. Sales across the range were also affected by a more competitive environment resulting from high levels of short term promotions undertaken by competitors. The UK savoury snacks market remains highly competitive and as part of our strategy, we have invested heavily in the priority brands to drive growth whilst at the same time pursuing a long term strategy. Our programme of new product developments and media expenditure has continued to be delivered successfully resulting in an increase in marketing expenditure of 16.8% during the first half of 2002. Operating profit before goodwill and exceptional items has increased from £7.3 million in the second quarter of 2001 to £7.4 million in the second quarter of 2002. For the year to date, operating profit before goodwill and exceptional items decreased from £13.6 million to £11.9 million driven by the decrease in sales and the 16.8% increase in marketing expenditure. This was partially offset by savings in overheads driven by the cost reduction initiatives.

Other

Benelux Snacks sales improved in the second quarter of 2002. Sales increased from £7.0 million in the second quarter of 2001 to £7.3 million in the second quarter of 2002. This partially offset the disappointing performance during the first quarter of 2002. However, sales of £15.6 million for the year to date remain 5.5% behind sales for the same period in 2001. This has resulted in a year to date operating loss before goodwill and exceptionals of £1.8 million compared to a £1.3 million loss for the same period in 2001. Although the second quarter results have improved, the market remains highly competitive and as such management are continuing to undertake appropriate action to mitigate the problems identified.

UNITED BISCUITS FINANCE plc
OPERATING AND FINANCIAL REVIEW

Liquidity and Capital Resources

Overview

The company's principal sources of funds are cash generated from its operating activities and long-term borrowings. The company's principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing its cost-saving initiatives, working capital and debt service and repayment obligations.

Cash Flows

Cash flow from operating activities. The company had a net cash inflow of £33.5 million in respect of operating activities during the second quarter of 2002. This net inflow comprised £41.1 million generated from operations, £7.0 million expended on rationalisation and exceptionals and an increase in working capital of £0.6 million. For the year to date, the company had a net cash inflow of £40.4 million. This comprised £76.6 million generated from operations, £17.9 million expended on rationalisation and exceptionals and an increase in working capital of £18.3 million. The increase in working capital for the year to date includes a £38.2 million decrease in trade and other creditors which related to the advance received from Nabisco in 2000 in anticipation of their acquisition of the Group's operations in China. The disposal was completed in the first quarter of 2002 and the advance was reclassified as sale proceeds. The compensating inflow in the first quarter of 2002 is reflected in cash flow from acquisitions and disposals for the year to date. Therefore there was an underlying decrease in working capital of £19.9 million for the year to date.

Cash flow from returns on investments and servicing of finance. In addition to the above, the company had net cash outflows from returns on investment and serving of financing of £21.3 million which related principally to net interest payments

Cash flow from capital expenditure and financial investment. The company had net cash outflows in the second quarter of 2002 of £7.3 million relating to capital expenditures and £18.7 million for the year to date.

Cash flow from acquisitions and disposals. During the second quarter of 2002, the company had a net cash inflow from acquisitions and disposals of £24.8 million. Of this, £25.1 million was an adjustment to the sale price of Keebler Company sold by a subsidiary of United Biscuits (Holdings) Ltd in 1996. For the year to date, the company has net cash inflows of £63.0 million. This includes the £25.1 million received in the second quarter of 2002 relating to a 1996 disposition and £38.2 million relating to the completion of the disposal of the Group's operations in China to Nabisco during the first quarter of 2002. The cash flow statement shows a cash inflow of £38.2 million in connection with the first quarter of 2002 although an amount equal to the sale proceeds was received in 2000 in the form of an advance. The compensating outflow in the first quarter of 2002 is reflected in cash flow from operating activities for the year to date.

Debt Service Obligations

During the second quarter of 2002, the company received exceptional income of £37.4 million. This comprised £12.3 million of US tax refunds and associated interest in connection with the reorganisation of the US business in 1992 and £25.1 million as a purchase price adjustment in connection with the subsequent disposal of the US business in 1996. As a consequence of this, and in addition utilising surplus cash generated from its operating activities, the company prepaid £54.8 million of its senior facilities. On April 26, 2002, £20.0 million was prepaid against the scheduled Facility A repayment due on October 28, 2002 and part of the repayment due on April 28, 2003 together with £19.8 million which was allocated across all the facility loans in accordance with the terms of the senior facilities agreement. On May 24, 2002, a further £15.0 million was prepaid against Facility D. Additionally, on April 26, 2002, the company made its third semi-annual instalment payment in the amount of £14.9 million under Facility A of its senior credit facility.

Facility A is scheduled to be repaid in nine additional semi-annual instalments, the next instalment being due in April 2003 and the final instalment being due in April 2007. The remaining term loan facilities under the senior credit facility are required to be repaid beginning in October 2007.

Under the senior credit facility, a £90.0 million revolving credit facility was made available for general corporate purposes. The revolving credit facility allows for revolving advances, the provision of up to £25.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £90.0 million outstanding at any time. Each advance made under the revolving credit facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility. On May 10, 2002, at the request of the company, £30.0 million of the revolving credit facility was cancelled, leaving a facility of £60.0 million available.

On June 12, 2002 £0.5 million was drawn down as a letter of credit under the revolving facility. This was issued to Saudi American Bank to cover guarantees and facilities provided by them to Nabisco Arabia Company Ltd, the company we are in the process of acquiring from Nabisco.

An amount of £6.0 million has been drawn down as ancillary facilities under the revolving credit facility, to cover day-to-day requirements of the UK business. Of this sum, £4.6 million is for the provision of an overdraft facility and £1.4 million covers contingent liabilities, such as bank guarantees. There were no drawings under the overdraft facility at July 13, 2002.

There is also a contingent liability for a £1.0 million letter of credit issued to Rabobank to cover an overdraft facility of £1.0 million for the group's Dutch subsidiaries. There were no drawings under the Dutch facility at July 13, 2002.

On July 13, 2002, £52.5 million of the revolving credit facility remained available to be drawn.

The company believes that the cash flow generated from its operating activities, together with borrowings under the senior credit facility, should be sufficient to fund its debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs for the foreseeable future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

United Biscuits Finance plc

By

Name: Malcolm Ritchie

Title: Chairman and Chief Executive Officer